UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. MEDSYS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98147T 10 4

(CUSIP Number)

Joseph I. Emas

1224 Washington Avenue

Miami Beach, Fl 33138

305-531-1174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98147T 10 4	Page 2 of 5

1	Name of Reporting Person Montague Investments, Inc. I.R.S. Identification No. of Above Person 20-2080195
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Nevada

Number of Shares Owned By Each Reporting Person With	7 Sole Voting Power 6,882,539 shares 8 Shared Voting Power 0 9 Sole Dispositive Power 6,882,539 shares 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,882,539
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person CO

CUSIP No. 98147T 10 4	Page 3 of 5

Item 1. Security and Issuer.

This statement relates to shares of common stock, no par value $0.001 per share, (the “Common Stock”) of U.S. MEDSYS CORP. a Colorado corporation (the “Company”) having its principal executive offices at 411 ROUTE 17 SOUTH, HASBROUCK HEIGHTS, NEW JERSEY 07604.

Item 2. Identity and Background.

This Statement is filed by Montague Investments, Inc., a Nevada corporation (the “Reporting Person”), whose business address is 2533 N. Carson Street, Suite 5822, Carson City, NV 89706.

The Reporting Person is principally engaged in making investments.

The President of the Reporting Person is Ronald Egan.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All purchases of common stock of were made using working capital. As of the Date of Event which required the filing of this Statement, the Partnership used approximately $811,000 of its working capital to purchase an aggregate of 6,882,539 shares of common stock of U.S. MEDSYS CORP.

Item 4. Purpose of Transaction.

All U.S. MEDSYS CORP. securities owned by Montague Investments, Inc., have been acquired by the Partnership for investment purposes only.

CUSIP No. 98147T 10 4	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

(a)

On April 26, 2005, Montague Investments, Inc., purchased 6,881,039 shares of common stock of U.S. MEDSYS CORP.

On May 10, 2005, Montague Investments, Inc., purchased 10,000 shares of common stock of U.S. MEDSYS CORP.

On May 19, 2005, Montague Investments, Inc., purchased 500 shares of common stock of U.S. MEDSYS CORP.

On May 20, 2005, Montague Investments, Inc., purchased 4,500 shares of common stock of U.S. MEDSYS CORP.

The securities owned by Montague Investments, Inc. as of May 23, 2005 represented approximately 23.1% of the issued and outstanding shares of U.S. MEDSYS CORP. common stock.

As of May 23, 2005, Montague Investments, Inc., had sole power to vote and dispose of each of the 6,882,539 shares of U.S. MEDSYS CORP. common stock beneficially owned by it.

(c) In the sixty days prior to May 23, 2005, the Date of the event requiring the filing of this Statement, Montague Investments, Inc. did not engage in any transactions involving U.S. MEDSYS CORP.’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 98147T 10 4	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23 2005

/s/ Ronald Egan
Ronald Egan
Signature

Ronald Egan is the President of Montague Investments, Inc.